Melissa K. Rice, PA
Attorneys and Counselors at Law

May 16, 2006

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10 amendment filed May 2, 2006
File No.: 0-51795

Dear Mr. Riedler:

We are in receipt of your correspondence dated May 9, 2006, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Please note that in the last filing the incorrect financials were attached. Many of the questions you posed prior and repeated in your last correspondence were actually answered and those answers will be repeated here. With the repeat of the answers and correct financials, you should find your questions answered completely.

Item 6. Executive Compensation

1. Mr. Talarico and Ms. Towsley did not forgive the Company’s obligations under the Service Agreements. The compensation was accrued and the amounts are reflected in our operating expenses. In lieu of the accrued compensation Preferred C shares were issued which were ultimately converted into shares of the Company’s common stock.

Critical Accounting Policies

2. We have revised the Form 10 by removing the paragraph immediately above the aging schedule. Revenue recognition disclosure has been revised to specify how revenues are earned at the time of shipment and how the fee is fixed and determinable when revenues are recognized. Specifically, the Company is a federally licensed Medicare Health Care Part B Participating Provider of Medicare reimbursable Durable Medical Equipment (DME). As a participating provider, the Company accepts assignment of benefits and the Medicare Part B payment for all services for which the participant (customer) is eligible to accept an assignment under the Medicare law and regulations. The Company advertises to the customer, the customer responds by calling into the customer care intake center. The Company verifies that the customer is Medicare eligible, receives the prescription (CMN) from the doctor and the authorization (AOB) from the customer. The products are then shipped to the customer directly and billed electronically to Medicare. Medicare pays up to 80 % of the set price of the product by electronically reimbursing the Company for that benefit amount. Revenue is recognized when the order for products is shipped to the approved Medicare eligible customer and recorded at the net realizable amounts. Returns do occur if an order is refused or we have an incorrect address. (See Critical Accounting Policies - Revenue Recognition.)

3. We refer you to the Risk Factors discussion in the Form 10: (1) Our Business is subject to government regulation and our success depends on our ability to maintain full compliance with applicable regulations. (2) We could experience significantly reduced profits is improved technologies that reduce or eliminate the need for consumable testing supplies are developed for glucose monitoring. (3) Our quarterly revenues or operating results could vary, which may cause the market price of our common stock to decline. (4) We could experience significantly reduced revenues and profits if Medicare or other government programs change, delay or deny reimbursement. Please also refer to the MD&A discussion titled ‘General Trends and Outlook’.

4. As the overall volume of our business increases the volume of billing increases. We have found it now takes more time to get all of the initial billing out which means that the secondary billing cycle, billed only after the primary billing is compete, takes longer also. A revised explanation of the percentage provision increase to quantify how much of the increase was due to increased sales and how much was due to the reimbursement cycle of secondary providers has been provided. (See Critical Accounting Policies - Allowance for Doubtful Accounts.)

5. The qualitative factors affecting the estimates for contractual allowances and discounts have been disclosed. (See Critical Accounting Policies - Revenue Recognition - last two sentences of that paragraph.)

Liquidity and Capital Resources

6. The chart titled Contractual Obligations as of December 31, 2005 has been revised and footnote disclosure added to disclosure interest on long term debt. (See Capital Resources - second chart.)

Financial Statements for years ended June 30, 2005, 2004 and 2003

Statements of Stockholder’s Deficit

7. Per Staff Accounting Bulletin No. 48, the founders shares would be recorded at the historical cost basis, determined under GAAP, of the assets exchanged for these shares prior to the company’s initial public offering. In this case the par value of the stock was used to value these shares for that was the amount exchanged for the stock. Supplementally, please be advised that the prior disclosure that the founders shares were committed was referring to the fact that the founders shares were authorized for issuance in 2002, however, the shares were not issued in 2002 due to time and resource constraints. The issuance of these founders’ shares was ratified by the Company’s current board of directors.

Note 5, Related Party Transactions

8. The disclosure which addressed the conversion terms of the Series C Preferred Stock was inadvertently omitted from disclosure in the previously filed Amendment Number 4 of the Form 10. The following is the language which we have provided to indicate the terms of the Preferred C shares and the valuation calculation. (See MD&A, Liquidity and Capital Resources, Preferred C Stock.)

“The notes and loans payable to stockholders in the amount of $711,968.00 which were converted into Series C preferred stock were converted under the terms of a note dated July 25, 2002. The Company was a privately held company in the development stage and the stock of the Company had no market value. In determining a beneficial conversion feature under EITF 98-5 paragraph 5, the embedded beneficial conversion feature present in convertible securities should be valued separately at issuance. To determine this value the amount should be calculated at the commitment date as the difference between the conversion price, in this case par value of the stock, and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). The estimate of fair value should be used based on the best information available in the circumstances if a quoted market price is not available. The estimate of this value at July 25, 2002, date of issuance of the note, was zero.”

9. Applicable revisions have been provided. (See Note 5 - Related Party Transactions.)

Note 9, Stockholder’s Equity

10. Note 9 has been revised to include the basis for the conclusion on the valuation of the shares. Additionally, the MD&A has been revised to include a discussion relating to the fair market value for conversion purposes. (Please see #8 above.)

11. For additional disclosure for Note 9, including valuation calculations please refer to the paragraph that specifically discusses the conversation of the original Interaxx shareholders to the new company in Note 9. Under the terms of the Second Joint Plan of Reorganization of Interaxx Technologies, Inc. and Interaxx Television Network, Inc., dated December 30, 2002, as directed by the bankruptcy court four stand-alone Companies were formed. Interaxx Digital Tools, Inc which became Latino RX Direct, Inc. and then MEDirect Latino, Inc. was one of the four companies formed. As part of the reorganization the creditors and stockholders of Interaxx Technologies Inc., and Interaxx Television Network, Inc. were issued 1,200,697 Series A Convertible Preferred Units of each of the newly formed companies. This was a shell corporation without assets and liabilities and had no stock trading value. In a transaction deemed a reverse acquisition MEDirect Latino, Inc. became the Acquirer and continued with the capitalization of the company as it had existed from the Formation under the plan of reorganization.  Therefore the Series A Convertible preferred Units with A, B and C warrants exercisable at various prices were outstanding before they expired without being exercised. Because the warrants had no value at the time they were issued no accounting treatment was deemed necessary at that time thus the Warrants became worthless. Our accountants have informed us that there is no accounting literature which was relied upon in accounting for the warrants at the date of their issuance at zero value.

Financial Statements for the six months ended December 31, 2005 and 2004 (unaudited)

Note 1. Organization and Summary of Significant Accounting Policies, page F-37

Advertising, page F-39 and Note 5. Direct Response Advertising, Page F-40

12. We refer you to Statement of Position 93-7. Our business model and billing practices as discussed above in item #2 and in the Revenue Recognition discussion in the Form 10 specifically shows our revenues are based generally on Medicare billing. The regulations of our industry require us to advertise directly to potential customers, via television, radio or print. Those advertisements then instruct any viewer of the advertisement who is interested in purchasing our company products to call us. Simply if we did not advertise we would not have a market for our products. Statement of Position 93-7 specially states that companies are exempt from the rule that advertising must be allocated to expense if a company’s direct-response advertisement results in ‘probable future economic benefits’ and that aims to generate sales to customers who can be proven to have responded to the advertisement. If our company did not advertise we would have no customers. Each advertising dollar can be traced to the size of our customer base. The more dollars spent advertising, the more the phone rings and the more orders we receive.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Melissa K. Rice
Melissa K. Rice
For the Firm